

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 2, 2007

Mr. Terence Barr, Managing Director, President and Chief Executive Officer
Samson Oil & Gas Limited
Level 36, Exchange Plaza
2 The Esplanade
Perth, Western Australia 6000
Australia

> **Re:** **Samson Oil & Gas Limited**
> **Registration Statement on Form 20-F**
> **Filed July 6, 2007**
> **File No. 001-33578**

Dear Mr. Barr:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Some of our comments apply to disclosure that appears in more than one place. To eliminate the need for us to issue repetitive comments, please make corresponding changes to all affected disclosure throughout your document.

2. Provide current and updated disclosure with each amendment. Also, we will need the opportunity to review all new disclosure, including any additional proposed artwork or graphics.

3.   The first time you use the term "parent", please explain to which entity you are referring. In addition, explain which entities are the subsidiaries for which there is a parent.

Identity of Directors, Senior Management and Advisors

Directors and senior management, page 5

4.   Please explain the asterisk footnote on the column titled "name" in your table of directors.

Capitalization and indebtedness, page 8

5.   Please provide disclosure as to whether or not your indebtedness is guaranteed. If such indebtedness is guaranteed, provide an explanation of such guarantee.

Risk Factors, page 8

6.   Many of your risk factors could apply to any company in any industry. Even those that are industry specific are very generic. You should only cite risks that are particularly relevant to you and your disclosure should make clear how they impact you specifically. For example, the risk factor titled, "Our industry experiences numerous operating hazards...." on page 11 states, "The terrorist attacks on September 11, 2001 and certain potential natural disasters may change our ability to obtain adequate insurance coverage." Delete "boilerplate" risks and explain how the others impact you. As another example, in the risk factor titled "Reserve estimates are imprecise…", quantify the impairment on your oil and gas properties as of the latest fiscal year and discuss the failure of the Greens Canyon #2 well which caused removal of certain reserves from a Proven Category.

We depend on successful exploration, development and acquisitions…, page 10

7.   Provide disclosure that, as part of your US$21 million funding facility provided by Macquarie Bank Limited, Macquarie holds a mortgage over all your assets and as a result, you must obtain permission from Macquarie to dispose of any properties or to acquire any properties if additional debt will be involved. Please also add risk factor disclosure that the funding facility requires that you maintain a certain Proved Developed Producing Reserve to outstanding debt ratio.

Information on the Company, page 17

History and development of the Company, page 17

8.   Provide the date on which you were incorporated in Australia.

US GAAP Pro Forma Income Statement, page 18

9.   Please expand your disclosure to explain why you have used an effective interest rate of 21% rather than the current or committed interest rate to compute the pro forma adjustment to reflect the additional interest expense that you would have incurred had you acquired the Jonah and Look Out Wash Field properties as of July 1, 2005.

Pro Forma Information Regarding Proved Oil and Gas Reserves, page 19

10.   Refer to your table of the principle sources of changes in the standardized measure of discounted future net cash flows on page 20. Please revise the column heading to indicate you are presenting this information for the period from July 1, 2005 rather than for the period from July 1, 2006.

Nature of Operations, page 20

11.   Provide more detailed disclosure regarding your nature of operations. For example, provide disclosure showing your total number of properties and if you are engaged in any operations on these properties.

Seasonality, page 21

12.   Include a discussion of the repercussions and consequences of the seasonality of your business.

Marketing Channels, page 21

13.   You note that the oil and natural gas produced on your properties is sold by the operator of the field. Provide disclosure as to who operates on your properties. Further, provide disclosure regarding your relationship with the operators, if there are any agreements that you have with the operators and the terms of those agreements. We may have further comments.

Material Effects of Government Regulation, page 21

14.   Provide more than a generic explanation of government regulation of your industry. Provide specifics on the regulatory agencies that govern you and how they regulate.

Property, plant and equipment, page 22

15.   Please reconcile your list of properties with those projects listed on your website.

Operating and Financial Review and Prospects, page 30

Results of Operations, page 32

16.   Please revise your disclosure so that you use the line item "Loss attributable to members of the parent" as your primary indicator of your overall profit/loss instead of "Net loss before minority interests."

Impairment, page 33

17.   Provide more detail on the non-producing oil and gas properties that caused an over $10 million impairment loss in fiscal year 2006.

Capital Expenditures, page 36

18.   Provide detail regarding the non-cash expenditure in relation to the acquisition of Kestrel Energy Inc.

Convertible Loan Agreement, page 37

19.   Please define the term "Consolidated Entity" as it does not seem to appear anywhere else except in the financial statements.

Directors, Senior Management and Employees, page 39

Directors and senior management, page 39

20.   Provide a basis for your statement that Mr. Barr is considered an "expert" in the field of tight gas exploration, drilling and completion.

21.   Please provide a more detailed description of Mr. Rakich's business experience. Further, delete subjective statements such as the phrase that Mr. Rakich has, "Extensive corporate experience within the petroleum services, petroleum and mineral production and exploration industries" and that Mr. Cairns has, "Extensive experience in exploration and mining of gold and base metals in Australia, Zimbabwe…" Instead, provide a detailed description of their business experience.

Share Ownership, page 45

22.   Provide the disclosure required by Item 6.E.1 regarding the options owned by the beneficial owners included in the table on page 45.

Related party transactions, page 46

23.   File a copy of the consultancy agreement with Arndt Energy Limited relating to Mr.

Barr's services as an exhibit as required by Item 19 of Form 20-F.

24.   File a copy of the consulting agreement with Jeffrey Rhodes as an exhibit as required by Item 19 of Form 20-F. Further, we note your disclosure in Note 20 of the financial statements that you expected to enter into contracts with Ms. Lamont in early October. Please provide updated disclosure regarding the terms of Ms. Lamont's employment and file any written contracts that have been entered into.

The Offer and Listing

Offer and listing details, page 47

25.   Provide disclosure regarding the American Depositary Shares as required by Item 9.A.5(a) and (b) of Form 20-F.

26.   Please provide your analysis for why you did not include the disclosure required in Item 10.A. We note Instruction 2 to Item 10.

Item 11. Quantitative and Qualitative Disclosures about Market Risk, page 65

27.   We note that you provide a qualitative discussion about your market risk as it pertains to commodity price risk, interest rate risk and foreign currency exchange risk. However, it does not appear that you have provided the quantitative disclosures required. Please expand your disclosure to provide this information using at least one of the three acceptable disclosure alternatives outlined in Item 11a(1) of Form 20-F.

Exhibits, page 74

28.   Provide your analysis for why you did not file the depositary agreement with The Bank of New York as an exhibit to your registration statement.

Financial Statements, page F-1

29.   We note you acquired the Jonah and Look Out Wash producing properties in May of 2006. Please provide the disclosures outlined in paragraphs 66 through 77 of IFRS 3 and paragraphs 51 through 57 of SFAS 141 related to this business combination.

Consolidated Cash Flow Statement, page F-4

30.   Please explain to us the types of costs you have included in the investing activities line item, "Payments for exploration, evaluation and development." Please note exploration costs that are expensed as incurred should be reflected in cash flows from operating activities. Only exploration costs that are required to be initially capitalized as assets pending the determination of whether proved reserves have been found should be

reflected in cash flows from investing activities. Please revise your consolidated statements of cash flows to comply with this guidance, or explain to us why no revision is necessary.

31.   We note you present dividends received as a cash flow from investing activities. Please disclose at Note 33 that this cash inflow is classified as a cash flow from operating activities for US GAAP purposes.

Note 2. Summary of Significant Accounting Policies, page F-6

32.   On page 31 you disclose that you account for your exploration and evaluation expenditures using the successful efforts method. Please clarify within the notes to your financial statements that you are applying the successful efforts method to account for exploration and evaluation expenditures under AIFRS.

Note 33. Reconciliation to Accounting Principles generally accepted in the USA, page F-52

(d) Oil and Gas Data (unaudited), page F-60

33.   Please disclose why your standardized measure of discounted future net cash flows relating to proved reserves at June 30, 2006 and June 30, 2005 does not reflect future income tax expenses, Refer to paragraph 30 of SFAS69 for additional guidance.

(h) Audited Financial Information – Predecessor Business Acquisition, page F-62

34.   We note you present condensed financial statements of your predecessor entity, Kestrel Energy, Inc. (Kestrel) in your US GAAP reconciliation footnote. As indicated in our letter dated June 1, 2007, we expected you to present audited financial statements of Kestrel for the period July 1, 2004 through January 31, 2005, the date you obtained control of Kestrel. Please amend your registration statement to present complete financial statements of Kestrel, including an auditor's report that specifically opines on these financial statements and related footnotes.

Jonah and Look Out Wash Operations, page F-87

Supplemental Information Regarding Proved Oil and Gas Reserves (unaudited), page F90

35.   You disclose that your standardized measure of discounted future net cash flows relating to proved reserves is based on the weighted average period-end prices for June 2005 and May 2006 was US$56.205 and US$70.988 per barrel for gas respectively. It appears that those prices may represent oil rather than gas. Please revise.

Engineering Comments

General

36.   Please provide us with a copy of your reserve report that supports your disclosed reserve quantities. If possible, please provide this on electronic medium such as a CD-ROM.

Risk Factors, page 8

37.   Include, if true, a risk factor that states you operate only a small percentage of your reserves and the ramifications this may have on your results.

Reserve estimates are imprecise and subject to revision, page 9

38.   You state that your reserves may be susceptible to drainage by offset operators on adjacent properties. This appears to be a separate risk factor than reserve estimates are imprecise. Please revise your document to include this as a separate risk factor and explain why this is a specific risk to you and the ramifications it may have on your future results.

The marketability of our production depends mostly on availability…., page 11

39.   Please make this risk factor more specific to you and to the Rocky Mountain region which is characterized by production constraints due to limited capacity in the areas pipelines.

We are subject to complex, federal, state, local and other laws…….., page 12

40.   Please make this risk factor more specific to you and the Rocky Mountain region which is characterized by a large amount of federal lands and more stringent environmental regulations than most areas. If material, disclose the percentage of your acreage that is on federal lands and the ramifications this may have on your results.

Information on the Company, page 17

Property, Plant and Equipment, page 22

41.   For the principal fields that you disclose please include all the information required by Item 102 of Regulation S-K. This includes as a minimum production, reserves, nature of your interest, location and development of these fields.

North Stockyard Project, North Dakota, page 24

42.   Please remove the disclosure concerning the five horizontal wells that have potential to recover 5.4 million barrels of oil and your net interest of that amount. Only proved

reserves can be disclosed in SEC filings. Please see Instruction 5 to Item 102 of Regulation S-K.

South Goose Lake Prospect – Williston Basin, Montana, USA, page 24

43.   Please remove the minimum and maximum recoverable volumes for this prospect. Only proved reserves can be disclosed in SEC filings. Please see Instruction 5 to Item 102 of Regulation S-K.

Hawk Springs Project, Wyoming, page 25

44.   Please remove the estimated potential recovery volume from this field. Only proved reserves can be disclosed in SEC filings. Please see Instruction 5 to Item 102 of Regulation S-K.

Greens Canyon Field, Wyoming, page 26

45.   Please provide us with the supplemental information that supports the initial production rate cited by the Questar well in the Baxter formation. Alternatively, remove this referenced from the filing.

Firehole Canyon and Browns Ranch Project, Wyoming, page 26

46.   Please remove the two references to potential reserves for future wells in this project. Only proved reserves can be disclosed in SEC filings. Please see Instruction 5 to Item 102 of Regulation S-K.

Stage Coach East Project, Wyoming, page 27

47.   Please remove the estimated recoverable contingent reserve volume for this project. Only proved reserves can be disclosed in SEC filings. Please see Instruction 5 to Item 102 of Regulation S-K.

Additional Oil and Gas Disclosures, page 29

48.   Please disclose your production volumes for the appropriate time periods. Please see Industry Guide 2.

Supplemental Information Regarding Oil and Gas Reserves – ASX Compliant Reserves, page 30

49.   Please remove the probable reserves from the two reserve tables. Only proved reserves can be disclosed in SEC filings. Please see Instruction 5 to Item 102 of Regulation S-K.

50.   Please reconcile for us the significant difference in proved reserves from the estimate at June 30, 2006 with the estimate as of September 1, 2006.

Operating and Financial Review and Prospects, page 30

Critical Accounting Policies – Reserve Estimates, page 31

51.   You indicate that your reserves were determined in accordance with guidelines prepared
        by the Society of Petroleum Engineers. Reserve estimates that are disclosed should be
        prepared using the SEC reserve definitions found in Rule 4-10(a) of Regulation S-X. As
        there can be significant differences between reserves estimates determined under the SPE
        guidelines as compared to the SEC rules, please revise your disclosure to state your
        estimates were determined under the SEC rules and make the necessary revisions to your
        estimated proved reserves so they meet the SEC definition of proved reserves.

Notes to and Forming Part of the Financial Statements, page F-6

Reserve Table, page F-59

52.   Your disclosure of equivalent reserves for the 2006 purchase of reserves does not appear
        to be correct. According to our calculations, the volumes shown as 42 mbbl of oil and
        9,147 MMCF of gas converts to 9,399 MMCFe of equivalent gas reserves not 18,344
        MMCFe as shown in your total MMCFe column.   Please revise your document as
        necessary.

        As appropriate, please amend your filing and respond to these comments within 10
business days or tell us when you will provide us with a response. You may wish to provide us
with marked copies of the amendment to expedite our review. Please furnish a cover letter with
your amendment that keys your responses to our comments and provides any requested
information. Detailed cover letters greatly facilitate our review. Please understand that we may
have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the
     Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Nasreen Mohammed at (202) 551-3773 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy at (202) 551-3703 with any engineering questions. Please contact John Madison at (202) 551-3296 or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

Cc: J. Gallagher
       N. Mohammed
       J. Murphy
       J. Madison

       Via facsimile:
       S. Lee Terry, Jr.
       (303) 892-7400